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MICHELLE E. PETERS michelle.peters@dechert.com +617 654 8617 Direct +617 275 8413 Fax

July 20, 2012

via electronic transmission

Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 15 to the Registration Statement of Russell Exchange Traded Funds Trust

Dear Ms. Browning:

Russell Exchange Traded Funds Trust (“RET”) filed Post-Effective Amendment No. 15 on July 29, 2011 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) (“PEA 15”), which contained one prospectus and one statement of additional information relating to Russell Total Return Fixed Income ETF, Russell Core Fixed Income ETF and Russell Emerging Markets Fixed Income ETF (the “Funds”).  RET subsequently filed a number of delaying amendments to delay the effectiveness of PEA 15, pending relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934.  RET filed its most recent delaying amendment on June 6, 2012, delaying effectiveness of PEA 15 until July 7, 2012.

Due to an administrative error, RET failed to file an additional delaying amendment by July 7, 2012, and PEA 15 inadvertently went effective.  The Funds have not yet launched and RET does not intend to sell shares of the Funds using the prospectus in PEA 15.  Prior to selling any shares of the Funds, RET will file an amended registration statement relating to the Funds pursuant to Rule 485 of the Securities Act.

Sincerely,

/s/ Michelle E. Peters
Michelle E. Peters

cc:     Richard Pfordte, Esq.
          Mary Beth Rhoden, Esq.
          John O'Hanlon